[MIDWEST BANCSHARES LETTERHEAD]

September 27, 2007

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:

Midwest Bancshares, Inc. Application for

Withdraw of Registration Statement on Form S-4 (File No. 333-146243)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Midwest Bancshares, Inc. (the “Registrant”) request the withdraw of the Registrant’s Registration Statement on Form S-4, File No. 333-146243 (the “Registration Statement”).  The Registrant has elected to withdraw in lieu of amending the Registration Statement.  No sales of the Registrant’s common stock have been or will be made pursuant to the Registration Statement.  The Registrant intends to file a new registration statement with the Commission shortly.

The Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement filed with the Commission.

If you have any questions, please call Michael Dailey of Dinsmore & Shohl at 513-977-8644.

Very truly yours,

MIDWEST BANCSHARES, INC.

By: /s/ ERIC EMMERT

Eric Emmert, President

cc:

Michael G. Dailey, Esq.